UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOMAD FOODS LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, no par value

(Title of Class of Securities)

G6564A105

(CUSIP Number of Class of Securities)

Samy Zekhout

Chief Financial Officer

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+(44) 208 918 3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Flora Perez, Esq.

Laurie L. Green, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

(954) 765-0500

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of an offer (the “Offer”) by Nomad Foods Limited (the “Company”) to purchase for cash up to $500 million of its ordinary shares, no par value (the “shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $23.00 and not more than $25.50 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest. The Offer described in the attached exhibit has not yet been commenced. The description contained therein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. At the time the tender offer is commenced, the Company intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the Offer.

These documents will contain important information about the Offer, and shareholders of the Company are urged to read them carefully when they become available. Shareholders of the Company will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company with the Securities and Exchange Commission (the “SEC”) at the website maintained by the SEC at www.sec.gov.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Press release, dated August 6, 2020, issued by the Company.*

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nomad Foods Limited

Date: August 6, 2020	By:	/s/ Samy Zekhout
Name: Samy Zekhout
Title: Chief Financial Officer